[Cleary Gottlieb Steen & Hamilton LLP Letterhead]

January 30, 2006

BY FACSIMILE William A. Bennett, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7553
Re:	Genesys S.A. Registration Statement on Form F-3 (the “Form F-3”) filed on December 15, 2005 (File No. 333-130332)

Dear Mr. Bennett:

On behalf of our client, Genesys S.A. (the “Company”), we are submitting a confidential draft of the Form F-3 that we plan to submit in final form to the SEC through the EDGAR system later today. This document reflects changes made to the previous version of the Form F-3, which was submitted on a confidential basis on January 18, 2006. Page number references in the attached document refer to pages in the Form F-3 as formatted for printing and have been left in brackets for purposes of this confidential submission.

The Company has submitted its French offering document to the Autorité des marchés financiers and expects to receive notice of its approval in the early afternoon Washington D.C. time. The Company intends to file publicly its final F-3 immediately following approval of the French offering document. We will notify you by telephone as soon as this is done.

If you have any questions regarding the transaction, please do not hesitate to contact the undersigned in Paris (011-33-1-40-74-68-60) or my colleague Desmond Eppel in Washington (202-974-1553).

Sincerely yours,

/s/ Andrew A. Bernstein

Andrew A. Bernstein